UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

MATERIAL EVENT

CPFL Energia S.A. (“CPFL Energia”), a Brazilian holding company that, through its subsidiaries, distributes, generates and commercializes electricity in Brazil, along with two of its distribution subsidiaries – Companhia Paulista de Força e Luz (“CPFL Paulista”), and Companhia Piratininga de Força e Luz (“CPFL Piratininga”) – notifies its shareholders and the market that each of CPFL Energia, CPFL Paulista and CPFL Piratininga is seeking to submit to its shareholders, respectively, a proposal for incorporation of the shares of CPFL Piratininga into the equity of CPFL Paulista, and thereafter the incorporation of the shares of CPFL Paulista into the equity of CPFL Energia, under the terms of Law No. 6,404/76.

The purpose of the aforementioned incorporation of shares is to provide non-controlling shareholders of CPFL Piratininga and CPFL Paulista the ability to migrate their share ownership to CPFL Energia, which is a member of the Novo Mercado segment of the São Paulo Stock Exchange – BOVESPA – and whose securities grant rights and benefits that are not assigned to the shares issued by the controlled companies – CPFL Paulista and CPFL Piratininga.

The implementation of the aforementioned incorporation of shares is subject to a decision by the management and shareholders of each of the companies involved and prior approval from Brazil’s National Electricity Agency (ANEEL). Fort that reason, this notification is merely informational in nature and does not generate any rights or obligations for or of the shareholders of CPFL Energia, CPFL Paulista, and CPFL Piratininga, including but not limited to the right to withdraw from the company, under the terms of paragraph 1st of Article 137 of Law No. 6,404/76.

Sao Paulo, May 19, 2005

CPFL Energia S.A.
José Antonio de Almeida Filippo
Chief Financial Officer and Head of Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2005

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.